UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PermRock Royalty Trust (Exact Name of co-registrant as specified in its charter)	**Boaz Energy II, LLC** (Exact Name of co-registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	**Delaware** (State or other jurisdiction of incorporation or organization)
1311 (Primary Standard Industrial Classification Code Number)	**1311** (Primary Standard Industrial Classification Code Number)
82-6725102 (I.R.S. Employer Identification No.)	**80-0951892** (I.R.S. Employer Identification No.)
Simmons Bank, Trustee P.O. Box 470727 Fort Worth, Texas 76147 (855) 588-7839 (Address, including zip code, and telephone number, including area code, of co-registrant's Principal Executive Offices)	**201 West Wall Street, Suite 421** Midland, Texas 79701 (432) 253-7074 Attention: Marshall Eves (Address, including zip code, and telephone number, including area code, of co-registrant's Principal Executive Offices)
Lee Ann Anderson Simmons Bank, Trustee P.O. Box 470727 Fort Worth, Texas 76147 (817) 298-5587 (Name, address, including zip code, and telephone number, including area code, of agent for service)	**Marshall J. Eves** 201 West Wall Street, Suite 421 Midland, Texas 79701 (432) 253-7074 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	John M. Greer Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Units of Beneficial Interest in PermRock Royalty Trust	$150,937,500	$18,791.72

(1) Includes trust units issuable upon exercise of the underwriters' option to purchase addition trust units.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) The co-registrants have previously paid $12,450.00 in connection with their Registration Statement on Form S-1 (File No. 333-224191) filed on April 6, 2018.

The co-registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the co-registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion dated ______________, 2018.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

6,250,000 Trust Units



This is the initial public offering of units of beneficial interest in PermRock Royalty Trust, or the "trust." Immediately prior to the closing of this offering, Boaz Energy will convey a Net Profits Interest in certain oil and natural gas properties to the trust in exchange for 12,165,732 trust units. Boaz Energy is offering 6,250,000 trust units to be sold in this offering and will receive all of the net proceeds derived therefrom. After the offering, Boaz Energy will own 5,915,732 trust units, or 4,978,232 trust units if the underwriters exercise their option to purchase additional trust units from Boaz Energy. Boaz Energy is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. The trust is an "emerging growth company" and is eligible for reduced reporting requirements. See "Prospectus Summary — Emerging Growth Company Status."

No public market currently exists for the trust units. The trust has applied to list the trust units on the New York Stock Exchange under the symbol "PRT."

Boaz Energy expects that the public offering price will be between $19.00 and $21.00 per trust unit.

The trust units. Trust units are equity securities of the trust and represent undivided beneficial interests in the trust assets. They do not represent an equity interest in Boaz Energy.

The trust. The trust will own the Net Profits Interest, which represents the right to receive 80% of the net profits from the sale of oil and natural gas production from certain properties located in the Permian Basin in Texas, or the "Underlying Properties," held by Boaz Energy as of the date of the conveyance of the Net Profits Interest to the trust. Boaz Energy will retain the remaining 20% of the net profits from the sale of production from the Underlying Properties as of the date of the conveyance.

The trust unitholders. As a trust unitholder, you will receive monthly distributions of cash from the net proceeds that the trust receives from Boaz Energy pursuant to the Net Profits Interest. The first distribution is expected to be made in May 2018. The trust's ability to pay monthly cash distributions will depend on its receipt of net profits attributable to the Net Profits Interest, which will depend upon, among other things, volumes produced, wellhead prices, price differentials, production and development costs, potential reductions or suspensions of production and the amount and timing of trust administrative expenses.

Investing in the trust units involves a high degree of risk. Please read "Risk Factors" beginning on page 20 of this prospectus.

	Per Trust Unit	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Boaz Energy	$	$

(1) Excludes a structuring fee of 0.75% of the gross proceeds of the offering payable to Wells Fargo Securities, LLC by Boaz Energy for the evaluation, analysis and structuring of the trust. Please see "Underwriting" beginning on page 109 of this prospectus for additional information regarding underwriting compensation.

Boaz Energy has granted the underwriters a 30-day option to purchase up to an additional 937,500 trust units from it on the same terms and conditions set forth above if the underwriters sell more than 6,250,000 trust units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Wells Fargo Securities, LLC, on behalf of the underwriters, expects to deliver the trust units on or about , 2018.

Wells Fargo Securities **Goldman Sachs & Co. LLC** **UBS Investment Bank**

Prospectus dated , 2018

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors, the financial statements and notes to those statements. Unless otherwise indicated, all information in this prospectus assumes (i) an initial public offering price of $20.00 per trust unit (the midpoint of the range set forth on the cover page of this prospectus) and (ii) no exercise of the underwriters' option to purchase additional trust units.

Cawley, Gillespie & Associates, Inc., referred to in this prospectus as "Cawley Gillespie," an independent engineering firm, provided the estimates of proved oil and natural gas reserves as of December 31, 2017 included in this prospectus. These estimates are contained in summaries prepared by Cawley Gillespie of its reserve reports as of December 31, 2017 for the Underlying Properties, the trust's Net Profit Interest and Boaz Energy. The summaries for the Underlying Properties and the trust's Net Profits Interest are located at the back of this prospectus in Annexes R-1 and R-2 and are collectively referred to in this prospectus as the "reserve reports." You will find definitions for terms relating to the oil and natural gas business in "Glossary of Certain Oil and Natural Gas Terms."

PermRock Royalty Trust

PermRock Royalty Trust is a Delaware statutory trust formed in November 2017 by Boaz Energy, a portfolio company of NGP that is focused on the acquisition, development and operation of oil and natural gas properties in the Permian Basin. PermRock Royalty Trust will own a Net Profits Interest representing the right to receive 80% of the net profits from the sale of oil and natural gas production from the Underlying Properties, which are located in the Permian Basin in Texas and are held by Boaz Energy as of the date of the conveyance of the Net Profits Interest to the trust. The trust will make monthly cash distributions of all of its monthly cash receipts, after deduction of fees and expenses for the administration of the trust and any cash reserves, to holders of its trust units as of the applicable record date on or before the 10th business day after the record date. The first record date will be on or about May 15, 2018, and the first distribution is expected to be made on or about May 30, 2018. Thereafter, the record date will generally be the last business day of each calendar month. The Net Profits Interest will be entitled to a share of the profits from and after January 1, 2018 attributable to production occurring on or after such date. The trust is not subject to any pre-set termination provisions based on a maximum volume of oil or natural gas to be produced or the passage of time.

The Underlying Properties

The Underlying Properties are located in the Permian Basin, the most prolific oil producing area in the United States according to the Energy Information Administration of the U.S. Department of Energy (the "EIA"). The Permian Basin extends over 75,000 square miles in West Texas and Southeastern New Mexico, consists of multiple, stacked hydrocarbon-bearing formations and has produced over 30 billion Bbls of oil and more than 75 Tcf of natural gas since its discovery in 1921. The basin is further characterized by a favorable operating environment, high oil and liquids-rich natural gas content, significant in-place midstream infrastructure, a well-developed network of oilfield service providers and long-lived reserves with generally consistent geologic attributes and reservoir quality.

The Underlying Properties consist of long-life reserves in mature, conventional oil fields with an established production profile. Through the application of waterflooding and additional development activities, Boaz Energy has and expects to continue to experience significant increases in production from the Underlying Properties in the near term followed by a return to the Underlying Properties' natural decline rates. For example, since the acquisition of its Kingdom Clearfork acreage in September 2014, Boaz Energy has increased the average daily net production from this field from 115 Boe/d during the three months ended October 31, 2014 to 645 Boe/d during the three months ended December 31,

Estimated Future Production

The chart below, which depicts the forecasted net production from the proved developed and proved undeveloped reserves associated with the Underlying Properties through December 31, 2022 based on the reserve report as of December 31, 2017 prepared by Cawley Gillespie, reflects the expected growth in production resulting from capital expenditures Boaz Energy has made and expects to make in waterflood projects across the Underlying Properties through that date as well as the predictable production and long lived reserves that underlie the Net Profits Interest. Boaz Energy estimates that only approximately 15.7% of the estimated total cash flows associated with the Net Profits Interest through December 31, 2022 will be required to fund its proportionate share of the capital expenditures required to achieve the results presented below.

Forecasted Net Production from the Underlying Properties (Boe/d)

Estimated increase (decline) in production from:	2018 - 2019	2019 - 2020	2020 - 2021	2021 - 2022	2018 – 2022 [1]
Total Proved Reserves	7.6%	3.0%	4.9%	0.4%	4.0%
Proved Developed Reserves	(0.7%)	(6.7%)	(9.7%)	(11.2%)	(7.2%)



% Production from Proved Developed Reserves	99.9%	92.1%	83.4%	71.8%	63.5%

[1] Compound annual increase (decline) rate

The Trust's Relationship with Boaz Energy and its Sponsor

Boaz Energy is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. Boaz Energy was formed on September 20, 2013 by its management team and an affiliate of NGP, a family of energy-focused private equity investment funds with aggregate committed capital under management of over $10 billion since its inception in 1988. Previously, members of Boaz Energy's management and NGP formed Boaz Energy LLC ("Boaz Energy I") to acquire and exploit legacy, conventional oil properties in the Permian Basin. Members of Boaz Energy's management and NGP successfully sold Boaz Energy I in 2013. Immediately following this offering, NGP and Boaz Energy's management team will own an effective 58.9% interest in the net profits attributable to the sale of oil and natural gas produced from the Underlying Properties through their retained 20% interest in the net profits from the sale of production from the Underlying Properties and their ownership of 48.6% of the trust units.

- *High operating margins.* The Underlying Properties have historically generated substantial operating margins. For the year ended December 31, 2017, direct operating expenses on the Underlying Properties averaged $12.24 per Boe. During the same period, the realized sales price for oil and natural gas averaged $44.25 per Boe, providing an average operating margin of $32.01 per Boe, or 72%.

- *Boaz Energy's proven experience, control of operations and relationship with NGP.* Having operated in the Permian Basin for more than 12 years, Boaz Energy's management team is highly experienced in operating the Underlying Properties. Boaz Energy believes it will be able to capitalize on its management's engineering and geologic expertise to increase production, control costs and maintain attractive margins. As the operator of approximately 93% of the net production from the Underlying Properties during the three months ended December 31, 2017, Boaz Energy controls the timing and amount of substantially all discretionary expenditures for operational and development activities with respect to these properties. In addition to being the operator of substantially all of the net production of the Underlying Properties, Boaz Energy owned an average working interest in the Underlying Properties of 75% as of December 31, 2017. The successful development of the properties in the Kingdom Clearfork field reflect the management team's operational capabilities. Since the acquisition of its Kingdom Clearfork acreage in September 2014, Boaz Energy has increased the average daily net production from this field from 115 Boe/d during the three months ended October 31, 2014 to 645 Boe/d during the three months ended December 31, 2017, primarily through the implementation of waterflood operations and associated development activities. In addition to the experience of the Boaz Energy management team, Boaz Energy is supported by NGP, a family of energy-focused private equity investment funds with approximately 30 years of energy investment experience.

- *Alignment of interests between Boaz Energy and the trust unitholders.* Immediately following this offering, Boaz Energy will own a 20% interest in the net profits from the sale of production from the Underlying Properties and approximately 48.6% of the trust units, resulting in an effective ownership of approximately 58.9% of the net profits attributable to the sale of oil and natural gas produced from the Underlying Properties. Boaz Energy believes that this significant ownership interest creates a compelling incentive for it to increase production through funding its proportionate share of capital expenditures, pursuing additional development opportunities and maximizing cash flows through efficient operation of the Underlying Properties. However, except as set forth in the conveyance, Boaz Energy will not be liable to the trust for the manner in which it performs its duties in operating the Underlying Properties as long as it acts without gross negligence or willful misconduct, and, to the fullest extent permitted by law, will not owe any fiduciary duties to the trust unitholders or the trust.

- *Mitigated exposure to price volatility through hedging.* To mitigate the negative effects of a possible decline in oil prices on distributable income to the trust, Boaz Energy has entered into derivative put option contracts with respect to approximately 100% of expected oil production attributable to the Net Profits Interest, based on the reserve report, during the remainder of 2018 and 76% of such production during 2019. These derivative contracts consist of put option contracts with strike prices of $60 per barrel in 2018 and $50 per barrel in 2019. Boaz Energy believes that these put option contracts will provide downside protection to the trust in the event spot prices for crude oil decline below the applicable strike price, while still allowing the trust to benefit from increasing crude oil prices. After December 31, 2019, none of the production attributable to the Underlying Properties will be hedged.

Formation Transactions

At or prior to the closing of this offering, the following transactions, which are referred to herein as the "formation transactions," will occur:

- Boaz Energy will convey the Net Profits Interest to the trust in exchange for 12,165,732 trust units, representing all of the outstanding trust units of the trust.
- Boaz Energy will sell 6,250,000 trust units offered hereby, representing an approximate 51.4% interest in the trust. Boaz Energy will also make available during the 30-day option period up to 937,500 trust units for the underwriters to purchase at the initial offering price to cover over-allotments. Boaz Energy intends to use the proceeds of the offering as disclosed under "Use of Proceeds."

Structure of the Trust

The following chart shows the relationship of Boaz Energy, the trust and the public trust unitholders immediately after the closing of this offering.


Boaz Energy II, LLC
(Sponsor)
Trustee
Public Unitholders
20% of net profits from the Underlying Properties
5,915,732 trust units (48.6% beneficial interest)
6,250,000 trust units (51.4% beneficial interest)
Underlying Properties
Net Profits Interest (80% of net profits from the Underlying Properties)
PermRock Royalty Trust
(the Trust)

Risk Factors

An investment in the trust units involves risks associated with fluctuations in energy commodity prices, the operation of the Underlying Properties, certain regulatory and legal matters, the structure of the trust and the tax characteristics of the trust units. Please read carefully the risks described under "Risk Factors" on page 20 of this prospectus.

- Oil and natural gas prices are volatile, and lower oil and natural gas prices could reduce proceeds to the trust and cash distributions to trust unitholders.
- The reserves attributable to the Underlying Properties are depleting assets and production from those reserves will diminish over the long term. Furthermore, the trust is precluded from acquiring other oil and natural gas properties or net profits interests to replace the depleting assets and production. Therefore, proceeds to the trust and cash distributions to trust unitholders will decrease over time.
- The amount of monthly cash distributions to trust unitholders, if any, may vary significantly and will be dependent on the net profits available from the production of the Underlying Properties. The trust is not expected to consistently maintain or increase distributions over time, and it is possible that no distribution may be made with respect to any particular month.

2018 and that each of the other monthly distributions during the forecasted period will relate to production and expenses from a single month. **As a result, the initial distribution is expected to exceed the amount of subsequent distributions. In addition, because the forecasted cash distributions are for a 12 month period that ends on April 30, 2019 but include estimated production of oil and natural gas for a 13 month period that ends on January 31, 2019, the aggregate distributions during the projection period are expected to exceed aggregate distributions during subsequent comparable 12 month periods**.

Boaz Energy does not as a matter of course make public projections as to future sales, earnings or other results. However, the management of Boaz Energy has prepared the projected financial information set forth below to present the projected cash distributions to the holders of the trust units based on the estimates and hypothetical assumptions described below. The accompanying projected financial information was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information.

In the view of Boaz Energy's management, the accompanying unaudited projected financial information was prepared on a reasonable basis and reflects the best currently available estimates and judgments of Boaz Energy related to oil and natural gas production, operating expenses, development expenses, and other general and administrative expenses based on:

- the oil and natural gas production estimates for the period from January 1, 2018 through January 31, 2019 contained in the reserve reports;

- estimated direct operating expenses for the period from January 1, 2018 through January 31, 2019 and estimated development expenditures to be made during the period from April 1, 2018 through January 31, 2019 contained in the reserve reports;

- projected payments received pursuant to the derivative contracts during the period from May 1, 2018 through April 30, 2019; and

- estimated trust general and administrative expenses of $750,000 for the twelve months ending April 30, 2019.

The projected financial information was based on the hypothetical assumption that prices for oil and natural gas remain constant at $61.46 per Bbl of oil and $2.90 per MMBtu of natural gas during the twelve month projection period. These assumed prices were calculated by averaging actual spot prices for the months of January 2018 ($63.70 per barrel of oil and $3.87 per MMBtu of natural gas) and February 2018 ($62.23 per barrel of oil and $2.67 per MMBtu of natural gas) and NYMEX futures strip prices as of March 16, 2018 for the months of March 2018 through January 2019. These assumed prices were then adjusted to take into account Boaz Energy's estimate of the basis differential (based on location and quality of the production) between these assumed prices and the prices Boaz Energy would actually receive to calculate the assumed realized sales price. Actual prices paid for oil and natural gas produced and expected to be produced from the Underlying Properties during the period from January 1, 2018 through January 31, 2019 will likely differ from these hypothetical prices due to fluctuations in the prices generally experienced with respect to the production of oil and natural gas and variations in basis differentials. For example, for the twelve months ended December 31, 2017, the published daily average closing West Texas Intermediate ("WTI") crude oil spot price per Bbl was approximately $50.88 and the daily average Henry Hub natural gas spot price per MMBtu was approximately $2.99.

To mitigate the negative effects of a possible decline in oil prices on distributable income to the trust, Boaz Energy has entered into derivative put option contracts with respect to approximately 100% of expected oil production attributable to the Net Profits Interest, based on the reserve report, during the remainder of 2018 and 76% of such production during 2019. These derivative contracts consist of put option contracts with strike prices of $60 per barrel in 2018 and $50 per barrel in 2019. Boaz Energy believes that these put option contracts will provide downside protection to the trust in the event spot replace the depleting assets and production. Therefore, proceeds to the trust and cash distributions to trust unitholders will decrease over time."

Projected Cash Distributions to Trust Unitholders	Aggregate Projected Distributions for the Twelve Month Period Ending April 30, 2019
	(In thousands, except per unit data)
Underlying Properties sales volumes:	
Oil (MBbl)	796.5
Natural gas (MMcf)(1)	812.6
Total sales (MBoe)	931.9
Assumed price(2):	
Oil (per Bbl)	$ 61.46
Natural gas (per MMBtu)	2.90
Assumed realized sales price(3):	
Oil (per Bbl)	$ 58.13
Natural gas (per Mcf)	3.20
Calculation of net profits:	
Gross profits(4):	
Oil sales	$ 46,301
Natural gas sales	2,604
Total	$48,906
Costs:	
Direct operating expenses:	
Lease operating expenses	$ 6,671
Severance and ad valorem taxes	3,621
Development expenses(5)	1,172
Total	$ 11,465
Net profits	$ 37,441
Percentage allocable to Net Profits Interest	80%
Net profits to trust from Net Profits Interest	$ 29,953
Trust general and administrative expenses(6)	$ 750
Cash available for distribution by the trust	$ 29,203
Cash distribution per trust unit (assumes 12,165,732 units)	$ 2.40

_____

(1)   Sales volumes for natural gas include natural gas liquids ("NGLs").

(2)   For a description of the effect of lower NYMEX prices on projected cash distributions, please read "Pro Forma and Projected Cash Available for Distribution by the Trust — Projected Cash Distributions — Sensitivity of Projected Cash Distributions to Oil and Natural Gas Production and Prices."

(3)   Sales price net of forecasted gravity, quality, transportation, gathering and processing and marketing costs. For more information about the estimates and hypothetical assumptions made in preparing the table above, see "Pro Forma and Projected Cash Available for Distribution by the Trust — Projected Cash Distributions — Significant Assumptions Used to Prepare the Projected Cash Distributions."

(4)   Represents "gross profits" as described in "Computation of Net Profits."

(5) Represents estimated development expenditures related to infrastructure development and ongoing waterflood operations to be made during the period from April 1, 2018 through January 31, 2019.

(6) Total general and administrative expenses of the trust on an annualized basis for the twelve months ending April 30, 2019 are expected to be $750,000 and will include the annual fees to the trustees, accounting fees, engineering fees, legal fees, stock exchange listing fees, printing costs and other expenses properly chargeable to the trust.

For the year ended December 31, 2017, the trust would have had a shortfall in cash available for distribution from the Net Profits Interest on a pro forma basis of $2.9 million due primarily to the approximately $23.5 million of development expenditures incurred during the year ended December 31, 2017 for waterflood and other development projects in anticipation of the formation of the trust and the related Net Profits Interest conveyance. Boaz Energy believes the approximately $57.8 million in capital it has invested in waterflood and other development projects across the Underlying Properties since 2013 constitutes a majority of the capital required for secondary recovery operations across the Underlying Properties. Further, Boaz Energy estimates that only $25.6 million of capital expenditures, or $3.47 per Boe, constituting approximately 15.7% of the total estimated cash flows generated by the Underlying Properties through December 31, 2022, will be required to develop the proved developed non-producing and proved undeveloped reserves contained in the reserve reports through December 31, 2022, with the Net Profits Interest bearing its proportionate share of these expenditures. Such capital expenditures are currently expected to range from approximately $0.6 million to $8.1 million annually during this period. Accordingly, the projection for the year ended April 30, 2019 reflects $29.2 million in cash available for distribution in such period.

Boaz Energy

Boaz Energy was formed by members of its management and an affiliate of NGP in September 2013. As of December 31, 2017, Boaz Energy held interests in approximately 601 gross (481 net) producing wells, and its proved reserves were approximately 16.6 MMBoe. As of December 31, 2017, approximately 93% of the net production attributable to the Underlying Properties was operated by Boaz Energy.

After giving pro forma effect to the conveyance of the Net Profits Interest to the trust, the offering of the trust units contemplated by this prospectus and the application of the net proceeds as described in "Use of Proceeds," as of December 31, 2017, Boaz Energy would have had total assets of $120.9 million, total liabilities of $12.9 million and no outstanding debt. For an explanation of the pro forma adjustments, please read "Financial Statements of Boaz Energy — Unaudited Pro Forma Financial Statements — Introduction."

For additional information about Boaz Energy, please read "Boaz Energy" and "Information About Boaz Energy II, LLC."

The trust units are not interests in or obligations of Boaz Energy.

The address of Boaz Energy is 201 West Wall Street, Suite 421, Midland, Texas 79701, and its telephone number is (432) 253-7074.

Emerging Growth Company Status

Boaz Energy and the trust are both an "emerging growth company" as such term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). For as long as the trust is an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, the trust will not be required to:

• provide an auditor's attestation report on the effectiveness of the system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley");

The Offering

Trust units offered by Boaz Energy . . . 6,250,000 trust units, or 7,187,500 trust units if the underwriters exercise their option to purchase additional trust units in full

Trust units owned by Boaz Energy after the offering . . . . 5,915,732 trust units, or 4,978,232 trust units if the underwriters exercise their option to purchase additional trust units in full

Trust units outstanding after the offering . . . . 12,165,732 trust units

Use of proceeds . . . . Boaz Energy is offering all of the trust units to be sold in this offering, including the trust units to be sold upon any exercise of the underwriters' option to purchase additional trust units. The estimated net proceeds of this offering to be received by Boaz Energy will be approximately $112.6 million, after deducting underwriting discounts and commissions, the structuring fee Boaz Energy will pay to Wells Fargo Securities, LLC and offering expenses, and $130.0 million if the underwriters exercise their option to purchase additional trust units in full. Boaz Energy intends to use the net proceeds from this offering, including any proceeds from the exercise of the underwriters' option to purchase additional trust units, to repay in full the borrowings outstanding under its revolving credit facility, to make required termination payments and purchase premiums in connection with restructuring its commodity hedges in connection with this offering, for general company purposes, including to fund its development expenditures, and to make a distribution to Boaz Energy's owners. Boaz Energy is deemed to be an underwriter with respect to the trust units offered hereby. Please read "Use of Proceeds." Affiliates of certain of the underwriters participating in this offering are lenders under Boaz Energy's revolving credit facility and will receive a portion of the proceeds from this offering as a result of the repayment of the borrowings thereunder. Please read "Underwriting — Relationships."

Monthly cash distributions . . . . The trust will pay monthly distributions to the holders of trust units as of the applicable record date on or before the 10th business day after the record date. The first distribution from the trust to the trust unitholders will be made on or about May 30, 2018 to trust unitholders owning trust units on or about May 15, 2018. Thereafter, the record date will generally be the last business day of each calendar month.

The amount of oil and natural gas that can be produced and sold from a well is subject to limitation in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance failure of tendered oil and natural gas to meet quality specifications of gathering lines or downstream transporters, excessive pressure, damage to the gathering, transportation, refining or processing facilities or lack of capacity at such facilities. Increases in activity in the Permian Basin could, in the future, contribute to bottlenecks in processing and transportation that could negatively affect the production, transportation and sale of oil and natural gas from the Underlying Properties, and these adverse effects could be disproportionately severe compared to more geographically diverse operations. If Boaz Energy is forced to reduce production due to such a curtailment, the revenues of the trust and the amount of cash distributions to the trust unitholders would similarly be reduced due to the reduction of profits from the sale of production.

All of the Underlying Properties are concentrated in the Permian Basin, making the trust vulnerable to risks associated with operating in only one major geographic area.

As a result of the trust's geographic concentration, an adverse development in the industry in the Permian Basin could have a greater impact on revenues of the trust and the amount of cash distributions to the trust unitholders than if the Underlying Properties were more geographically diverse. The Underlying Properties may also be disproportionately exposed to the impact of adverse developments in exploration and production of oil and natural gas, regional supply and demand factors, governmental regulation or midstream capacity constraints. Delays or interruptions caused by such factors could have a material adverse effect on revenues of the trust and the amount of cash distributions to the trust unitholders.

Similarly, the concentration of the Underlying Properties within the Permian Basin exposes the trust to risks, which could adversely affect development activities or production relating to such formations. In addition, in areas where exploration and production activities are increasing, Boaz Energy could be subject to increasing competition for drilling rigs, equipment, services, supplies and qualified personnel, which may lead to periodic shortages or delays. The curtailments arising from these and similar circumstances may last from a few days to several months, and in many cases, Boaz Energy may be provided only limited, if any, notice as to when such circumstances will arise and their duration.

The trustee must, under certain circumstances, sell the Net Profits Interest and dissolve the trust prior to the expected termination of the trust. If this were to occur, trust unitholders may not recover their investment.

The trustee must sell the Net Profits Interest and dissolve the trust if the holders of 75% of the outstanding units approve the sale of the Net Profits Interest or approve the dissolution of the trust. The trustee must also sell the Net Profits Interest and dissolve the trust if the annual gross profits from the Underlying Properties attributable to the Net Profits Interest are less than $2 million for each of any two consecutive years. The trust will receive the net proceeds of any such sale, and will distribute such proceeds to its unitholders after deducting trust expenses.

Boaz Energy may sell trust units in the public or private markets, and such sales could have an adverse impact on the trading price of the trust units.

After the closing of the offering, Boaz Energy will hold an aggregate of 5,915,732 trust units, assuming no exercise of the underwriters' option to purchase additional trust units. Pursuant to a lock-up agreement, Boaz Energy has agreed not to sell any trust units for a period of 180 days after the date of this prospectus without the consent of Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC. Please read "Underwriting." In addition, Boaz Energy, could distribute the trust units that it owns to its owners, including NGP, subject to any restrictions under Boaz Energy's revolving credit facility and subject to such distributee's compliance with the lock-up agreement. After such period, Boaz Energy or its owners, including NGP, may sell trust units in the public or private markets, and any such sales could have an adverse impact on the price of the trust units or on any trading market that may develop. The trust has granted registration rights to Boaz Energy and its affiliates, including NGP, and their respective transferees, which, if exercised, would facilitate sales of trust units by Boaz Energy or its owners, as applicable.

There is no existing market for the trust units, and a trading market that will provide trust unitholders with adequate liquidity may not develop. The price of the trust units may fluctuate significantly, and trust unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the trust units. After this offering, there will be 6,250,000 publicly traded trust units (7,187,500 trust units if the underwriters exercise their option to purchase additional trust units in full). The extent to which investor interest will lead to the development of a trading market or how liquid that market might be is unknown. Trust unitholders may not be able to resell their trust units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the trust units and limit the number of investors who are able to buy the trust units.

The initial public offering price for the trust units will be determined by negotiations between Boaz Energy and the representatives of the underwriters and may not be indicative of the market price of the trust units that will prevail in the trading market. Among the factors to be considered in determining the number of trust units to be offered hereby and the initial public offering price will be estimates of distributions to trust unitholders; overall quality of the oil and natural gas properties attributable to the Underlying Properties; the history and prospects for the energy industry; Boaz Energy's financial information; conditions in the securities markets at the time of this offering and the recent market prices of, and the demand for, publicly traded units of royalty trusts. None of Boaz Energy, the trust or the underwriters will obtain any independent appraisal or other opinion of the value of the Net Profits Interest, other than the reserve report prepared by Cawley Gillespie.

The trading price for the trust units may not reflect the value of the Net Profits Interest held by the trust.

The trading price for publicly traded securities similar to the trust units tends to be tied to recent and expected levels of cash distributions as well as oil and gas prices. The amounts available for distribution by the trust will vary in response to numerous factors outside the control of the trust, including prevailing prices for sales of oil and natural gas production from the Underlying Properties and the timing and amount of direct operating expenses and development expenses. Consequently, the market price for the trust units may not necessarily be indicative of the value that the trust would realize if it sold the Net Profits Interest to a third-party buyer. In addition, such market price may not necessarily reflect the fact that, since the assets of the trust are depleting assets, a portion of each cash distribution paid with respect to the trust units should be considered by investors as a return of capital, with the remainder being considered as a return on investment. As a result, distributions made to a trust unitholder over the life of these depleting assets may not equal or exceed the purchase price paid by the trust unitholder.

Conflicts of interest could arise between Boaz Energy and its affiliates, on the one hand, and the trust and the trust unitholders, on the other hand.

As working interest owners in, and the operator of substantially all of the production from the Underlying Properties, Boaz Energy and its affiliates could have interests that conflict with the interests of the trust and the trust unitholders. For example:

- Boaz Energy's interests may conflict with those of the trust and the trust unitholders in situations involving the development, maintenance, operation or abandonment of certain wells on the Underlying Properties for which Boaz Energy acts as the operator. Boaz Energy may also make

USE OF PROCEEDS

Boaz Energy is offering all of the trust units to be sold in this offering, including the trust units to be sold upon any exercise of the underwriters' option to purchase additional trust units. The estimated net proceeds of this offering to be received by Boaz Energy will be approximately $112.6 million, after deducting underwriting discounts and commissions, the structuring fee Boaz Energy will pay Wells Fargo Securities, LLC and offering expenses, and $130.0 million if the underwriters exercise their option to purchase additional trust units in full.

Boaz Energy intends to use the net proceeds from this offering, including any proceeds from the exercise of the underwriters' option to purchase additional trust units, to repay in full the borrowings outstanding under its revolving credit facility, to make required termination payments and purchase premiums in connection with restructuring its commodity hedges in connection with this offering, for general company purposes, including to fund its development expenditures, and to make a distribution to Boaz Energy's owners. Boaz Energy is deemed to be an underwriter with respect to the trust units offered hereby. Affiliates of certain of the underwriters participating in this offering are lenders under Boaz Energy's revolving credit facility and will receive a portion of the proceeds from this offering as a result of the repayment of the borrowings thereunder. Please read "Underwriting — Relationships."

The table below sets forth these intended uses with the corresponding dollar amounts planned for such use, assuming no exercise of the underwriters' over-allotment option.

Intended Use	Intended Amount Dedicated to Such Use
	(in millions)
Repay borrowings outstanding under revolving credit facility	$66.0
Hedge termination payments and premiums	$ 12.3
General company purposes	$ 2.5
Distribution to Boaz Energy's equity owners...........................	$ 31.8

Boaz Energy maintains a revolving credit facility with available borrowing capacity as of December 31, 2017 of $80 million. Boaz Energy expects to amend its revolving credit facility effective as of the closing of this offering to, among other things, permit the conveyance of the Net Profits Interest, and pursuant to which the lenders will reduce the available borrowing capacity to $22 million. Borrowings under the revolving credit facility have a maturity date of December 21, 2022 and bear interest at the applicable LIBOR rate, plus applicable margins ranging from 2.25% to 3.25%, or at a base rate, plus applicable margins ranging from 1.25% to 2.25%. See "Information About Boaz Energy II, LLC — Management's Discussion and Analysis of Financial Condition and Results of Operations of Boaz Energy — Credit Facility" for information on the adjusted base rate and adjusted LIBOR rate.

As of December 31, 2017, total borrowings under Boaz Energy's revolving credit facility were $59.8 million and bore interest at a weighted average interest rate of approximately 3.57% per annum. The current borrowings under the revolving credit facility were incurred to fund development expenditures and leasehold acquisitions.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per trust unit would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and offering expenses, received by Boaz Energy to increase or decrease, respectively, by approximately $5.8 million, assuming the number of trust units offered by Boaz Energy, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional trust units, Boaz Energy intends to use the additional net proceeds to make a larger distribution to its equity owners. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of trust units issued, then Boaz Energy would decrease the amount of net proceeds used to make a distribution to its equity owners.

	Pro Forma Year Ended December 31, 2017
	(In thousands, except per unit data) (Unaudited)
Underlying Properties sales volumes:	
Oil (MBbl)	585.3
Natural gas (MMcf)(1)	571.6
Total sales (MBoe)	680.6
NYMEX price:	
Oil (per Bbl)	$ 50.88
Natural gas (per MMBtu)	2.99
Average realized sales price:	
Oil (per Bbl)	$ 47.61
Natural gas (per Mcf)	3.94
Calculation of net profits:	
Gross Profits(2):	
Oil sales	$27,864
Natural gas sales	2,252
Other sales	70
Total profits	$30,186
Costs:	
Direct operating expenses:	
Lease operating expenses	$ 5,999
Severance and ad valorem taxes	2,328
Development expenses	23,487
Total costs	$ 31,814
Settlement of derivative contracts(3)	$ (1,176)
Net profits (deficit)	$(2,804)
Percentage allocable to Net Profits Interest	80%
Cash shortfall from Net Profits Interest	$ (2,243)
Trust general and administrative expenses(4)	$ 692
Shortfall in cash available for distribution by the trust	$ (2,935)
Shortfall in cash distribution per trust unit (assumes 12,165,732 units)	$ (0.24)

_____

(1) Sales volumes for natural gas include NGLs.

(2) Represents "gross profits" as described in "Computation of Net Profits."

(3) Reflects net cash impact of settlements of derivative contracts relating to production. See "The Underlying Properties — Derivative Arrangements."

(4) Total general and administrative expenses include the annual fees to the trustees, accounting fees, engineering fees, legal fees, stock exchange listing fees, printing costs and other expenses properly chargeable to the trust.

- estimated direct operating expenses for the period from January 1, 2018 through January 31, 2019 and estimated development expenditures to be made during the period from April 1, 2018 through January 31, 2019 contained in the reserve reports;

- projected payments received pursuant to the derivative contracts during the period from May 1, 2018 through April 30, 2019; and

- estimated trust general and administrative expenses of $750,000 for the twelve months ending April 30, 2019.

The projected financial information was based on the hypothetical assumption that prices for oil and natural gas remain constant at $61.46 per Bbl of oil and $2.90 per MMBtu of natural gas during the projection period. These assumed prices were calculated by averaging actual spot prices for the months of January 2018 ($63.70 per barrel of oil and $3.87 per MMBtu of natural gas) and February 2018 ($62.23 per barrel of oil and $2.67 per MMBtu of natural gas) and NYMEX futures strip prices as of March 16, 2018 for the months of March 2018 through January 2019. These assumed prices were then adjusted to take into account Boaz Energy's estimate of the basis differential (based on location and quality of the production) between these assumed prices and the prices Boaz Energy would actually receive to calculate the assumed realized sales price. Actual prices paid for oil and natural gas produced and expected to be produced from the Underlying Properties during the period from January 1, 2018 through January 31, 2019 will likely differ from these hypothetical prices due to fluctuations in the prices generally experienced with respect to the production of oil and natural gas and variations in basis differentials. For example, for the twelve months ended December 31, 2017, the published daily average closing WTI crude oil spot price per Bbl was approximately $50.88 and the daily average Henry Hub natural gas spot price per MMBtu was approximately $2.99.

To mitigate the negative effects of a possible decline in oil prices on distributable income to the trust, Boaz Energy has entered into derivative put option contracts with respect to approximately 100% of expected oil production attributable to the Net Profits Interest, based on the reserve report, during the remainder of 2018 and 76% of such production during 2019. These derivative contracts consist of put option contracts with strike prices of $60 per barrel in 2018 and $50 per barrel in 2019. Boaz Energy believes that these put option contracts will provide downside protection to the trust in the event spot prices for crude oil decline below the applicable strike price, while still allowing the trust to benefit from increasing crude oil prices. Because the assumed prices used in the table below are in excess of the strike prices in the put option contracts, Boaz Energy has assumed that it would not receive any payments in respect of these derivative contracts during the projection period. If prices for crude oil decline below the applicable strike prices, Boaz Energy could exercise its put option and receive payment generally equal to the difference between the applicable strike price and the market price for crude oil at the time of exercise, multiplied by the notional quantity of crude oil hedged under the applicable put option contract being exercised. After December 31, 2019, none of the production attributable to the Underlying Properties will be hedged.

Please read "— Significant Assumptions Used to Prepare the Projected Cash Distributions" and "Risk Factors — Risks Inherent in the Underlying Properties — Oil and natural gas prices are volatile, and lower oil and natural gas prices could reduce proceeds to the trust and cash distributions to trust unitholders."

Neither KPMG LLP, Boaz Energy's independent registered public accounting firm, nor any other independent accountants have compiled, examined or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

The projections and estimates and the hypothetical assumptions on which they are based are subject to significant uncertainties, many of which are beyond the control of Boaz Energy and the trust.

Actual cash distributions to trust unitholders, therefore, could vary significantly based upon the occurrence of events or conditions that are different from the events or conditions assumed to occur for purposes of these projections. Cash distributions to trust unitholders will be particularly sensitive to fluctuations in oil and natural gas prices. Please read "Risk Factors — Risks Inherent in the Underlying Properties — Oil and natural gas prices are volatile, and lower oil and natural gas prices could reduce proceeds to the trust and cash distributions to trust unitholders." While Boaz Energy expects production to increase through 2022, as a result of typical production declines for oil and natural gas properties, production estimates will generally decrease from year to year thereafter, and the projected cash distributions shown in the table below are not necessarily indicative of distributions for future years. Please read "— Sensitivity of Projected Cash Distributions to Oil and Natural Gas Production and Prices," which shows projected effects on cash distributions from hypothetical changes in oil and natural gas prices. Because payments to the trust will be generated by depleting assets and the trust has a finite life with the production from the Underlying Properties diminishing over the long term, a portion of each distribution will represent, in effect, a return of your original investment. Please read "Risk Factors — Risks Inherent in the Underlying Properties — The reserves attributable to the Underlying Properties are depleting assets and production from those reserves will diminish over the long term. Furthermore, the trust is precluded from acquiring other oil and natural gas properties or net profits interests to replace the depleting assets and production. Therefore, proceeds to the trust and cash distributions to trust unitholders will decrease over time."

Projected Cash Distributions to Trust Unitholders	Projections for the Month Ending												Aggregate Projected Distributions for the Twelve Month Period Ending 4/30/19
	5/31/18	6/30/18	7/31/18	8/31/18	9/30/18	10/31/18	11/30/18	12/31/18	1/31/19	2/28/19	3/31/19	4/30/19	
	(In thousands, except per unit data)												
Underlying Properties sales volumes:													
Oil (MBbl)	113.7	59.7	59.2	62.5	62.1	64.0	63.5	61.1	62.9	60.8	62.6	64.1	796.5
Natural gas (MMcf)(1)	82.8	49.8	54.2	69.1	73.8	74.0	71.8	67.5	67.9	64.0	64.5	73.2	812.6
Total sales (MBoe)	127.5	68.0	68.3	74.0	74.4	76.4	75.5	72.4	74.3	71.4	73.4	76.3	931.9
Assumed price(2):													
Oil (per Bbl)	$ 61.46	$ 61.46	$ 61.46	$ 61.46	$ 61.46	$ 61.46	$ 61.46	$ 61.46	$ 61.46	$ 61.46	$ 61.46	$ 61.46	$ 61.46
Natural gas (per MMBtu)	2.90	2.90	2.90	2.90	2.90	2.90	2.90	2.90	2.90	2.90	2.90	2.90	2.90
Assumed realized sales price(3):													
Oil (per Bbl)	$ 58.12	$ 58.12	$ 58.13	$ 58.13	$ 58.15	$ 58.14	$ 58.14	$ 58.13	$ 58.13	$ 58.13	$ 58.13	$ 58.14	$ 58.13
Natural gas (per Mcf)	3.17	3.19	3.20	3.21	3.22	3.22	3.21	3.21	3.21	3.21	3.21	3.22	3.20
Calculation of net profits:													
Gross profits(4):													
Oil sales	$6,608	$3,472	$3,444	$3,634	$3,613	$3,723	$3,692	$3,554	$3,659	$3,532	$3,641	$3,729	$46,301
Natural gas sales	262	159	173	222	237	238	231	217	218	205	207	236	2,604
Total	$6,870	$3,630	$3,617	$3,856	$3,851	$3,961	$3,922	$3,770	$3,877	$3,737	$3,848	$3,964	$48,906
Costs:													
Direct operating expenses:													
Lease operating expenses	$1,026	$ 514	$ 515	$ 516	$ 514	$ 515	$ 513	$ 512	$ 512	$ 511	$ 511	$ 512	$ 6,671
Severance and ad valorem taxes	502	266	267	286	287	295	292	280	288	277	285	295	3,621
Development expenses(5)	—	—	160	60	156	—	—	—	—	—	—	797	1,172
Total	$1,528	$ 780	$ 942	$ 861	$ 958	$ 810	$ 805	$ 792	$ 800	$ 788	$ 796	$1,604	$ 11,465
Net profits	$5,342	$2,850	$2,675	$2,995	$2,893	$3,151	$3,117	$2,979	$3,077	$2,949	$3,052	$2,360	$ 37,441
Percentage allocable to Net Profits Interest	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Net profits to trust from Net Profits Interest	$4,274	$2,280	$2,140	$2,396	$2,315	$2,521	$2,493	$2,383	$2,462	$2,359	$2,442	$1,888	$ 29,953
Trust general and administrative expenses(6)	$ 115	$ 58	$ 58	$ 58	$ 58	$ 58	$ 58	$ 58	$ 58	$ 58	$ 58	$ 58	$ 750
Cash available for distribution by the trust	$4,159	$2,223	$2,082	$2,338	$2,257	$2,463	$2,436	$2,325	$2,404	$2,302	$2,384	$1,830	$ 29,203
Cash distribution per trust unit (assumes 12,165,732 units)	$ 0.34	$ 0.18	$ 0.17	$ 0.19	$ 0.19	$ 0.20	$ 0.20	$ 0.19	$ 0.20	$ 0.19	$ 0.20	$ 0.15	$ 2.40

---

(1)   Sales volumes for natural gas include NGLs.

trust unit in this offering and held such trust unit until the monthly record date for distributions for April 2019, based upon (i) the assumption that a total of 12,165,732 trust units are issued and outstanding after the closing of the offering made hereby; (ii) realization of the production levels estimated in the reserve reports; (iii) the hypothetical commodity prices based upon assumed NYMEX prices, with prices held constant for the historical months of January of 2018 through March of 2018 and prices for future periods being sensitized per the table below; (iv) the impact of the derivative contracts entered into by Boaz Energy that relate to production from the Underlying Properties; and (v) other assumptions described above under "— Significant Assumptions Used to Prepare the Projected Cash Distributions." The hypothetical commodity prices of oil shown have been chosen solely for illustrative purposes.

The table below is not a projection or forecast of the actual or estimated results from an investment in the trust units. The purpose of the table below is to illustrate the sensitivity of cash distributions to changes in the price of oil (giving effect to the derivative contracts that will be in place during the projection period). There is no assurance that the hypothetical assumptions described below will actually occur or that NYMEX futures prices will not change by amounts different from those shown in the tables.

The trust's derivative contracts will be in effect only through December 31, 2019, and as a result there is likely to be greater fluctuation in cash distributions resulting from fluctuations in the realized oil and natural gas prices in periods subsequent to the expiration of those contracts. See "Risk Factors" for a discussion of various items that could impact production levels and the prices of crude oil and natural gas. Due to the derivative put option contracts in place with respect to approximately 100% of expected oil production attributable to the Net Profits Interest, based on the reserve report, during the remainder of 2018 and 76% of such production during 2019, the trust expects to be able to make forecasted monthly cash distributions during the projection period irrespective of a decline in commodity prices during this period.

**Sensitivity of Projected Cash Distribution Per Trust Unit
to Changes in NYMEX Futures Oil Prices
(Period Estimate of May 1, 2018 to April 30, 2019)**

% of 2018 NYMEX Futures Pricing

85%	90%	95%	100%	105%	110%	115%
$2.28	$2.30	$2.33	$2.40	$2.53	$2.65	$2.78

THE TRUST

The trust is a statutory trust created under the Delaware Statutory Trust Act on November 22, 2017. The affairs of the trust will be managed by Simmons Bank, as trustee. Boaz Energy has no ability to manage the operations of the trust. In addition, Wilmington Trust, National Association will act as Delaware trustee of the trust. The Delaware trustee will have only minimal rights and duties as are necessary to satisfy the requirements of the Delaware Statutory Trust Act. In connection with the completion of this offering, Boaz Energy will contribute the Net Profits Interest to the trust in exchange for 12,165,732 newly issued trust units. Boaz Energy will make its first payment to the trust pursuant to the Net Profits Interest in May 2018, which payment will include cash that Boaz Energy is required to pay to the trust relating to sales of oil and natural gas production for the months of January and February of 2018 and production expenses for the months of January, February and a portion of March of 2018. Subsequent distributions will only include the net profits attributable to the Net Profits Interest for one month, and, as a result, the initial distribution is expected to exceed the amount of subsequent distributions.

The trustee can authorize the trust to borrow money to pay trust administrative or incidental expenses that exceed cash held by the trust. The trustee may authorize the trust to borrow from the trustee as a lender provided the terms of the loan are fair to the trust unitholders. The trustee may also deposit funds awaiting distribution in an account with itself, if the interest paid to the trust at least equals amounts paid by the trustee on similar deposits, and make other short-term investments with the funds distributed to the trust. The trustee has no current plans to authorize the trust to borrow money.

The trust will pay the trustee and Delaware trustee an administrative fee of $180,000 and $4,000 per year, respectively. The annual administrative fee of the trustee will increase at a rate of 3% per year for the first three years of the trust's existence, increase at a rate of 2% per year for the following two years, then increase at a rate of 1% per year until the 20th anniversary of the trust's formation and will remain flat thereafter. These costs of the trust will be deducted by the trust before distributions are made to trust unitholders. The trust will also incur legal, accounting, tax, advisory, engineering and printing costs and other administrative and out-of-pocket expenses that are deducted by the trust before distributions are made to trust unitholders. The trust will also be responsible for paying other expenses incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and monthly reports to trust unitholders, tax return and Form 1099 preparation and distribution, NYSE listing fees, independent auditor fees and registrar and transfer agent fees. Total administrative expenses of the trust on an annualized basis for the twelve months ending April 30, 2019 are initially expected to be approximately $750,000, including the administrative fees payable to the trustee and Delaware trustee.

The trust will dissolve upon the earliest to occur of the following: (i) the trust, upon the approval of the holders of at least 75% of the outstanding units, sells the Net Profits Interest, (ii) the annual cash available for distribution to the trust is less than $2 million for each of any two consecutive years, (iii) the holders of at least 75% of the outstanding trust units vote in favor of dissolution or (iv) the trust is judicially dissolved.

DESCRIPTION OF THE TRUST AGREEMENT

The following information and the information included under "Description of the Trust Units" summarize the material information contained in the trust agreement and the conveyance. For more detailed provisions concerning the trust and the conveyance, you should read the trust agreement and the conveyance, forms of which are filed as exhibits to the registration statement. See "Where You Can Find More Information."

Creation and Organization of the Trust

Immediately prior to the closing of this offering, Boaz Energy will convey to the trust the Net Profits Interest in consideration of the receipt of 12,165,732 trust units. Boaz Energy expects to make its first payment to the trust pursuant to the Net Profits Interest in May 2018, which payment will include cash that Boaz Energy is required to pay to the trust relating to sales of oil and natural gas production for the months of January and February of 2018 and production expenses for the months of January, February and a portion of March of 2018. Subsequent distributions will only include the net profits attributable to the Net Profits Interest for one month, and, as a result, the initial distribution is expected to exceed the amount of subsequent distributions. After the closing of this offering, Boaz Energy will own its net interests in the Underlying Properties subject to and burdened by the Net Profits Interest.

The trust was created under Delaware law to acquire and hold the Net Profits Interest for the benefit of the trust unitholders pursuant to an agreement among Boaz Energy, the trustee and the Delaware trustee. The Net Profits Interest is passive in nature and neither the trust nor the trustee has any control over or responsibility for costs relating to the operation of the Underlying Properties. Except as described below under "— Fees and Expenses of the Trust," neither Boaz Energy nor any third-party operator of the Underlying Properties has any contractual commitment to the trust to provide additional funding or to conduct further drilling on or to maintain their ownership interest in any of the Underlying Properties. For a description of the Underlying Properties and other information relating to them, see "The Underlying Properties."

The trust agreement will provide that the trust's business activities will be limited to owning the Net Profits Interest and any activity reasonably related to such ownership, including activities required or permitted by the terms of the conveyance related to the Net Profits Interest. As a result, the trust will not be permitted to acquire other oil and natural gas properties or net profits interests or otherwise to engage in activities beyond those necessary for the conservation and protection of the Net Profits Interest.

The beneficial interest in the trust is divided into 12,165,732 trust units. Each of the trust units represents an equal undivided beneficial interest in the assets of the trust. You will find additional information concerning the trust units in "Description of the Trust Units."

The affairs of the trust will be managed by the trustee. Boaz Energy has no ability to manage the operations of the trust and, to the fullest extent permitted by law, will not owe any fiduciary duties or liabilities to the trust or the unitholders. Likewise, the trust has no ability to manage or influence the operation of Boaz Energy.

Assets of the Trust

Upon completion of this offering, the assets of the trust will consist of the Net Profits Interest and any cash and temporary investments being held for the payment of expenses and liabilities and for distribution to the trust unitholders.

DESCRIPTION OF THE TRUST UNITS

Each trust unit is a unit of beneficial interest in the trust assets and is entitled to receive cash distributions from the trust on a pro rata basis. Each trust unitholder has the same rights regarding each of his trust units as every other trust unitholder has regarding his units. The trust units will be in book-entry form only and will not be represented by certificates. The trust will have 12,165,732 trust units outstanding upon completion of this offering.

Distributions and Income Computations

Each month, the trustee will determine the amount of funds available for distribution to the trust unitholders. Available funds are the excess cash, if any, received by the trust from the Net Profits Interest and other sources (such as interest earned on any amounts reserved by the trustee) that month, over the trust's liabilities for that month. Available funds will be reduced by any cash the trustee decides to hold as a reserve against future liabilities. The holders of trust units as of the applicable record date are entitled to monthly distributions payable on or before the 10th business day after the record date. The first distribution to trust unitholders purchasing trust units in this offering will be made on or about May 30, 2018 to trust unitholders owning trust units on or about May 15, 2018. Thereafter, the record date will generally be the last business day of each month.

Unless otherwise advised by counsel or the IRS, the trustee will treat the income and expenses of the trust for each month as belonging to the trust unitholders of record on the monthly record date. Trust unitholders generally will recognize income and expenses for tax purposes in the month the trust receives or pays those amounts, rather than in the month the trust distributes the cash to which such income or expenses (as applicable) relate. Minor variances may occur. For example, the trustee could establish a reserve in one month that would not result in a tax deduction until a later month. See "Federal Income Tax Considerations."

Transfer of Trust Units

Trust unitholders may transfer their trust units in accordance with the trust agreement. The trustee will not require either the transferor or transferee to pay a service charge for any transfer of a trust unit. The trustee may require payment of any tax or other governmental charge imposed for a transfer. The trustee may treat the owner of any trust unit as shown by its records as the owner of the trust unit. The trustee will not be considered to know about any claim or demand on a trust unit by any party except the record owner. A person who acquires a trust unit after any monthly record date will not be entitled to the distribution relating to that monthly record date.

Periodic Reports

The trustee will file all required trust federal and state income tax and information returns. The trustee will prepare and mail or otherwise make available to trust unitholders annual reports that trust unitholders need to correctly report their share of the income and deductions of the trust. The trustee will also cause to be prepared and filed reports required to be filed under the Exchange Act and by the rules of any securities exchange or quotation system on which the trust units are listed or admitted to trading, and will also cause the trust to comply with all of the provisions of Sarbanes-Oxley, including but not limited to, establishing, evaluating and maintaining a system of internal control over financial reporting in compliance with the requirements of Section 404 thereof.

Each trust unitholder and his representatives may examine, for any proper purpose, during reasonable business hours, the records of the trust and the trustee, subject to such restrictions as are set forth in the trust agreement.

BOAZ ENERGY

Boaz Energy is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. Boaz Energy was formed by members of its management and an affiliate of NGP on September 20, 2013. The Underlying Properties were acquired through three separate transactions and organic leasing activities and are located in the Permian Basin in Texas. Substantially all of the assets of Boaz Energy are included in the Underlying Properties.

As of December 31, 2017, Boaz Energy held interests in approximately 601 gross (481 net) producing wells, and its proved reserves were approximately 16.6 MMBoe. As of December 31, 2017, approximately 93% of the net production attributable to the Underlying Properties was operated by Boaz Energy.

After giving pro forma effect to the conveyance of the Net Profits Interest to the trust, the offering of the trust units contemplated by this prospectus and the application of the net proceeds as described in "Use of Proceeds," as of December 31, 2017, Boaz Energy would have had total assets of $120.9 million, total liabilities of $12.9 million and no outstanding debt. For an explanation of the pro forma adjustments, please read "Financial Statements of Boaz Energy — Unaudited Pro Forma Financial Statements — Introduction."

The trust units do not represent interests in, or obligations of, Boaz Energy.

Selected Historical and Unaudited Pro Forma Financial, Operating and Reserve Data of Boaz Energy

The selected historical financial data of Boaz Energy as of and for the years ended December 31, 2017 and 2016 have been derived from Boaz Energy's audited financial statements included elsewhere in this prospectus. The selected unaudited pro forma financial data as of and for the year ended December 31, 2017 have been derived from the unaudited pro forma financial statements of Boaz Energy included elsewhere in this prospectus. The pro forma data has been prepared as if the acquisition by Boaz Energy of the Crane County Underlying Properties, the conveyance of the Net Profits Interest and the offer and sale of the trust units and application of the net proceeds therefrom had taken place (i) on December 31, 2017, in the case of the pro forma balance sheet data and (ii) as of January 1, 2017, in the case of pro forma statement of operations data for the year ended December 31, 2017. The summary historical and unaudited pro forma financial, operating and reserve data presented below should be read in conjunction with "Information About Boaz Energy II, LLC — Management's Discussion and Analysis of Financial Condition of Results and Operations of Boaz Energy" and the accompanying financial statements and related notes of Boaz Energy included elsewhere in this prospectus.

Selected Financial Data of Boaz Energy

	Historical		Pro Forma
	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2017
	(Dollars in thousands)		
Statement of Operations Data:			
Revenues	$ 17,565	$ 31,754	$ 22,106
Net (loss) income	(6,178)	(2,402)	(5,657)
Balance Sheet Data:			
Total assets (at period end)	119,476	144,880	120,944
Revolving credit facility (at period end)	36,000	59,800	—
Total liabilities (at period end) . . .	53,232	81,038	12,914
Members' equity (at period end) . .	$ 66,244	$ 63,842	$108,030

Mr. Gieselman worked in various positions in the investment banking energy group of Goldman, Sachs & Co., where he became a partner in 2002. Mr. Gieselman has served on the board of directors of WildHorse Resource Development Corp. since September 2016 and the board of directors of Vantage Energy Acquisition Corp. since February 2017. Mr. Gieselman was a member of the board of directors of Rice Energy, Inc. from January 2014 until its sale to EQT Corporation in November 2017 and was a member of the board of directors of Memorial Resource Development Corp. from its formation until it was acquired by Range Resources Corporation in September 2016. In addition, Mr. Gieselman served as a member of the board of directors of Memorial Production Partners GP LLC from December 2011 until March 2016. Mr. Gieselman received a Bachelor of Science from the Boston College Carroll School of Management in 1985 and a Master of Business Administration from the Boston College Carroll Graduate School of Management in 1988.

The board of managers believes that Mr. Gieselman's considerable financial and energy investing experience, as well as his experience on the boards of several energy companies, make him a valuable member of the Boaz Energy board of managers.

Beneficial Ownership of Boaz Energy

The following table sets forth, as of March 1, 2018, the beneficial ownership of limited liability company interests of Boaz Energy held by:

- each person who beneficially owns 5% or more of the outstanding membership interests in Boaz Energy;

- each manager and executive officer of Boaz Energy; and

- all managers and executive officers of Boaz Energy as a group.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all membership interests of Boaz Energy shown as beneficially owned by them and their address is 201 West Wall Street, Suite 421, Midland, Texas 79701.

Name of Beneficial Owner	Percentage of Membership Interests Beneficially Owned
NGP X US Holdings, L.P.(1)	61.2%
NGP Boaz Energy II Co-Invest LLC(2)	33.8%
Marshall J. Eves(3)	2.8%
Karan E. Eves(3)	2.8%
David W. Hayes	—
Tony R. Weber	—
Scott A. Gieselman	—
Managers and executive officers of Boaz Energy as a group (5 persons)	2.8%

(1) NGP X US Holdings, L.P. ("NGP X US Holdings") owns 61.213% of Boaz Energy II, LLC. NGP X Holdings GP, L.L.C. (the sole general partner of NGP X US Holdings), NGP Natural Resources X, L.P. (the sole member of NGP X Holdings GP, L.L.C.), G.F.W. Energy X, L.P. (the sole general partner of NGP Natural Resources X, L.P.) and GFW X, L.L.C. (the sole general partner of G.F.W. Energy X, L.P.) may each be deemed to share voting and dispositive power over the reported interests and therefore may also be deemed to be the beneficial owner of these interests. GFW X, L.L.C. has delegated full power and authority to manage NGP X US Holdings to NGP Energy Capital Management, L.L.C. ("NGP ECM") and accordingly, NGP

ECM may be deemed to share voting and dispositive power over these interests and therefore may also be deemed to be the beneficial owner of these interests. Tony R. Weber and Chris Carter are the managing partners of NGP ECM. In addition, Craig Glick, Christopher Ray and Jill Lampert are partners of NGP ECM. Although none of Messrs. Carter, Weber, Glick or Ray or Ms. Lampert individually has voting or dispositive power over these interests, such individual may be deemed to share voting and dispositive power over these interests and therefore may also be deemed to be the beneficial owner of these interests. Each of Messrs. Carter, Weber, Glick or Ray and Ms. Lampert disclaims beneficial ownership of these interests except to the extent of his or her respective pecuniary interest therein.

(2)   NGP Boaz Energy II Co-Invest LLC ("NGP Boaz Energy II Co-Invest") owns 33.777% of Boaz Energy II, LLC. G.F.W. Energy X, L.P. (the managing member of NGP Boaz Energy II Co-Invest) and GFW X, L.L.C. (the sole general partner of G.F.W. Energy X, L.P.) may each be deemed to share voting and dispositive power over the reported interests and therefore may also be deemed to be the beneficial owner of these interests. GFW X, L.L.C. has delegated full power and authority to manage NGP Boaz Energy II Co-Invest to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these interests and therefore may also be deemed to be the beneficial owner of these interests. Tony R. Weber and Chris Carter are the managing partners of NGP ECM. In addition, Craig Glick, Christopher Ray and Jill Lampert are partners of NGP ECM. Although none of Messrs. Carter, Weber, Glick or Ray or Ms. Lampert individually has voting or dispositive power over these interests, such individual may be deemed to share voting and dispositive power over these interests and therefore may also be deemed to be the beneficial owner of these interests. Each of Messrs. Carter, Weber, Glick or Ray and Ms. Lampert disclaims beneficial ownership of these interests except to the extent of his or her respective pecuniary interest therein.

(3)   Each of Karan E. Eves and Marshall J. Eves owns 1.4% and are deemed to be a beneficial owner of the other's 1.4% direct ownership.

Beneficial Ownership of PermRock Royalty Trust

The following table sets forth the beneficial ownership of trust units of the trust that will be outstanding after giving effect to the consummation of this offering, assuming no exercise of the underwriters' option to purchase additional trust units, and held, directly or indirectly, by each person who will then beneficially own 5% or more of the outstanding trust units.

Name of Beneficial Owner	Class of Securities	Percentage of Ownership
Boaz Energy	Trust Units	48.6%

TRUST UNITS ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no public market for the trust units. Sales of substantial amounts of the trust units in the open market, or the perception that those sales could occur, could adversely affect prevailing market prices.

Upon completion of this offering, there will be outstanding 12,165,732 trust units. All of the trust units sold in this offering, or 7,187,500 trust units if the underwriters exercise their option to purchase additional trust units in full, will be freely tradable without restriction under the Securities Act. All of the trust units outstanding other than the trust units sold in this offering (a total of 5,915,732 trust units, or 4,978,232 trust units if the underwriters exercise their option to purchase additional trust units in full) will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration, subject to the restrictions on transfer contained in the lock-up agreements described below and in "Underwriting."

Lock-Up Agreements

In connection with this offering, Boaz Energy has agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell or otherwise dispose of or transfer any trust units or any securities convertible into or exchangeable for trust units without the prior written consent of Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC, subject to specified exceptions. See "Underwriting" for a description of these lock-up arrangements. Upon the expiration of these lock-up agreements, 5,915,732 trust units, or 4,978,232 trust units if the underwriters exercise their option to purchase additional trust units in full, will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to volume limitations and other restrictions contained in Rule 144, or through registration under the Securities Act.

Rule 144

The trust units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any trust units owned by an "affiliate" of the trust, including those held by Boaz Energy, may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of the securities outstanding, or
- the average weekly reported trading volume of the trust units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manners of sale provisions, holding period requirements, notice requirements and the availability of current public information about the trust. A person who is not deemed to have been an affiliate of Boaz Energy or the trust at any time during the three months preceding a sale, and who has beneficially owned his trust units for at least six months (provided the trust is in compliance with the current public information requirement) or one year (regardless of whether the trust is in compliance with the current public information requirement), would be entitled to sell trust units under Rule 144 without regard to the rule's public information requirements, volume limitations, manner of sale provisions and notice requirements.

generally be on or about the last business day of each calendar month (other than the first record date). In certain circumstances, however, a trust unitholder will not receive a distribution of cash attributable to the income from a month. For example, if the trustee establishes a reserve or borrows money to satisfy liabilities of the trust, income associated with the cash used to establish that reserve or to repay that loan must be reported by the trust unitholder, even though that cash is not distributed to him.

As described above, the trust will allocate items of income, gain, loss, deductions and credits to trust unitholders based on record ownership on the monthly record dates. It is possible that the IRS could disagree with this allocation method and could assert that income and deductions of the trust should be determined and allocated on a daily or prorated basis, which could require adjustments to the tax returns of the unitholders affected by the issue and result in an increase in the administrative expense of the trust in subsequent periods.

Boaz Energy estimates that a purchaser of trust units in this offering who owns such trust units through the record date for distributions for the period ending December 31, 2020, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 50% of the cash distributed with respect to that period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond Boaz Energy's control. Further, the estimates are based on current tax law and tax reporting positions that the trust will adopt and with which the IRS could disagree. Accordingly, neither Boaz Energy nor the trust can assure unitholders that these estimates will prove to be correct. The actual percentage of distributions that will correspond to taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the trust units.

Tax Classification of the Net Profits Interest

In the opinion of Vinson & Elkins L.L.P., for U.S. federal income tax purposes, the Net Profits Interest will be treated as a mineral royalty interest to the extent, at the time of its creation, the Net Profits Interest is reasonably expected to have an economic life that corresponds substantially to the economic life of the mineral property or properties burdened thereby. Payments out of production that are received in respect of a mineral interest that constitutes a royalty interest for U.S. federal income tax purposes are taxable under current law as ordinary income subject to an allowance for cost or percentage depletion in respect of such income.

Based on the reserve report and representations made by Boaz Energy regarding the expected economic life of the Underlying Properties and the expected duration of the Net Profits Interest, the Net Profits Interest will be treated as a continuing, non-operating economic interest in the nature of a royalty payable out of production from the mineral interests it burdens, and Boaz Energy and the trust will treat the Net Profits Interest as a mineral royalty interest for U.S. federal income tax purposes.

The portion of the purchase price of the trust units attributable to the right to receive a distribution based on the profits from and after January 1, 2018 attributable to production from the Underlying Properties for the period commencing January 1, 2018, and ending on the closing date of this offering will be treated as a tax-free return of capital when such distribution is received.

Tax Consequences to U.S. Trust Unitholders

Royalty Income and Depletion

The payments out of production that are received by the trust in respect of the Net Profits Interest should be treated as ordinary income. Trust unitholders should be entitled to deductions for the greater of either cost depletion or (if allowable) percentage depletion with respect to such income. Although the Code requires each trust unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying royalty interest for depletion and other purposes, the trust intends to furnish each of the trust unitholders with information relating to this computation for

SELLING TRUST UNITHOLDER

Immediately prior to the closing of the offering made hereby, Boaz Energy will convey to the trust the Net Profits Interest in exchange for 12,165,732 trust units. Of those trust units, 6,250,000 are being offered hereby and 937,500 are subject to purchase by the underwriters pursuant to their 30-day option to purchase additional trust units. Boaz Energy has agreed not to sell any of such trust units for a period of 180 days after the date of this prospectus without the prior written consent of Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC, acting on behalf of the several underwriters. See "Underwriting — Lock-Up Agreements." Boaz Energy is deemed to be an underwriter with respect to the trust units offered hereby.

The following table presents information regarding the selling trust unitholder's ownership of the trust units.

Selling Trust Unitholder	Ownership of Trust Units Before Offering		Number of Trust Units Being Offered	Ownership of Trust Units After Offering(1)	
	Number	Percentage		Number	Percentage
Boaz Energy	12,165,732	100.0%	6,250,000(1)	5,915,732	48.6%

_____

(1)   Assumes the underwriters do not exercise their 30-day option to purchase additional units.

Prior to this offering, there has been no public market for the trust units. Therefore, if Boaz Energy disposes of all or a portion of the trust units it has acquired, the effect of such disposal on future market prices, if any, of market sales of such remaining trust units or the availability of trust units for sale cannot be predicted. Nevertheless, sales of substantial amounts of trust units in the public market could adversely affect future market prices.

UNDERWRITING

Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC are acting as the book-running managers and the representatives of the underwriters of this offering. Subject to the terms and conditions set forth in an underwriting agreement, Boaz Energy has agreed to sell to the underwriters named below, and the underwriters, have severally agreed to purchase, the respective number of trust units appearing opposite their names below:

Underwriters	Number of Trust Units
Wells Fargo Securities, LLC	
Goldman Sachs & Co. LLC	
UBS Securities LLC	
Total	6,250,000

All of the trust units to be purchased by the underwriters will be purchased from Boaz Energy.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The trust units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the trust units offered by this prospectus if any are purchased, other than those trust units covered by the option to purchase additional trust units described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Trust Units

Boaz Energy has granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to an additional 937,500 trust units from Boaz Energy at the initial public offering price less the underwriting discounts, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the trust units that the underwriters have agreed to purchase from Boaz Energy but that are not payable on such additional trust units. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional trust units in proportion to their respective commitments set forth in the table above.

Discounts

The trust units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $ per trust unit. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table summarizes the underwriting discounts and the proceeds, before expenses, payable to Boaz Energy, both on a per unit basis and in total, assuming either no exercise or full exercise by the underwriters of their option to purchase additional trust units:

	Per Trust Unit	Total Without Option	Total With Option
Public offering price.................	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to Boaz Energy.........................	$	$	$

Boaz Energy has agreed to reimburse the underwriters for up to $20,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of sale of the trust units offered hereby.

Boaz Energy will pay Wells Fargo Securities, LLC a structuring fee of 0.75% of the gross proceeds of this offering for evaluation, analysis and structuring of the trust.

The trust estimates that the expenses of this offering payable by Boaz Energy, not including underwriting discounts, will be approximately $3.65 million.

Indemnification of Underwriters

The underwriting agreement provides that Boaz Energy and the trust will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Boaz Energy has agreed, subject to certain exceptions, that, without the prior written consent of Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC, it will not, during the period beginning on and including the date of this prospectus through and including the date that is 180 days after the date of this prospectus, directly or indirectly:

- issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of the trust units or any securities convertible into or exercisable or exchangeable for the trust units;

- file or cause the filing of any registration statement under the Securities Act with respect to any trust units or any securities convertible into or exercisable or exchangeable for trust units (other than any Rule 462(b) registration statement filed to register securities to be sold to the underwriters pursuant to the underwriting agreement); or

- enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of trust units or any securities convertible into or exercisable or exchangeable for trust units.

Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the trust units or other securities subject to the lock-up agreements. Any determination to release any trust units or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the trust units, the liquidity of the trading market for the trust units, general market conditions, the number of trust units or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or

PERMROCK ROYALTY TRUST
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

INTRODUCTION

The following unaudited pro forma statement of assets and trust corpus and unaudited pro forma statements of distributable income for PermRock Royalty Trust (the "Trust") have been prepared to illustrate the conveyance of a net profits interest (the "Net Profits Interest") in certain oil and natural gas producing properties located in the Permian Basin (the "Underlying Properties") by Boaz Energy II, LLC ("Boaz Energy") to the Trust. The unaudited pro forma statements of assets and trust corpus presents the statement of assets and trust corpus of the Trust as of December 31, 2017. The unaudited pro forma statements of distributable income for the year ended December 31, 2017 give effect to the Net Profits Interest conveyance as if it occurred on January 1, 2017, reflecting only pro forma adjustments expected to have a continuing impact on the combined results.

These unaudited pro forma statements are for informational purposes only. They do not purport to present the results that would have actually occurred had the Net Profits Interest conveyance been completed on the assumed dates or for the periods presented, or which may be realized in the future.

To produce the pro forma financial statements, management of Boaz Energy made certain estimates. The accompanying unaudited pro forma statements of assets and trust corpus assumes a December 31, 2017 issuance of 12,165,732 trust units at the assumed public offering price of $20.00 per unit. The accompanying unaudited pro forma statements of distributable income for the twelve months ended December 31, 2017 have been prepared assuming Trust formation and Net Profits Interest conveyance at the beginning of the period presented.

These estimates are based on the most recent available information. To the extent there are significant changes in these amounts, the assumptions and estimates herein could change significantly. The unaudited pro forma statements of assets and trust corpus and unaudited pro forma statements of distributable income should be read in conjunction with the accompanying notes to such unaudited pro forma financial statements and the audited statements of assets and trust corpus of the Trust, including the related notes, included in this prospectus and elsewhere in the registration statement.

PERMROCK ROYALTY TRUST
UNAUDITED PRO FORMA STATEMENT OF ASSETS AND TRUST CORPUS

	December 31, 2017		
	Historical	Adjustments	Pro Forma
		(in thousands)	
ASSETS			
Cash	$ 10	$ —	$ 10
Investment in Net Profits Interest (See Note 5)	—	243,314,640	243,314,640
Total	$ 10	$243,314,640	$243,314,650
TRUST CORPUS			
Trust Units Issued and Outstanding	$ 10	$243,314,640	$243,314,650

The accompanying notes are an integral part of these unaudited pro forma financial statements.

PERMROCK ROYALTY TRUST
UNAUDITED PRO FORMA STATEMENT OF DISTRIBUTABLE INCOME

	Year Ended December 31, 2017
Historical Results	
Income from the Net Profits Interest (See Note 4)	$6,018,577
Pro Forma Adjustments	
Less: Trust general and administrative expenses (see Note 5)	692,000
Distributable income	$5,326,577
Distributable income per unit	$ 0.44

The accompanying notes are an integral part of these unaudited pro forma financial statements.

3. **INCOME TAXES**

The Trust is a Delaware statutory trust and is not required to pay federal or state income taxes. Accordingly, no provision for federal or state income taxes has been made.

4. **INCOME FROM NET PROFITS INTEREST**

The table below outlines the calculation of Trust income from the Net Profits Interest derived from the excess of revenues over direct operating expenses of the Underlying Properties for the year ended December 31, 2017.

	Year Ended December 31, 2017
Pro forma excess of revenues over direct operating expenses of the Underlying Properties	
Revenues	$30,186,690
Direct operating expenses	8,327,600
Development costs(1)	14,335,869
Excess of revenues over direct operating expenses and development costs	7,523,221
Multiplied by Net Profits Interest	80%
Trust Income from Net Profits Interest	$ 6,018,577

_____

(1)   Per the terms of the net profits trust, development costs incurred after March 31, 2018 are to be deducted when calculating the distributable income to the Trust.

5. **PRO FORMA ADJUSTMENTS**

The Net Profits Interest is recorded at its fair value and is calculated as follows as of December 31, 2017.

Gross cash proceeds from the sale of Trust units	$125,000,000
Trust units held by Boaz Energy	118,314,640
Fair value of investments in Net Profits Interest	$ 243,314,640

Estimated Trust general and administrative expenses are $692,000. Administrative expenses for subsequent years could be greater or less depending on future events that cannot be predicted. The Trust's general and administrative expenses include the annual fees to the Trustees, accounting fees, engineering fees, legal fees, stock exchange listing fees, printing costs and other expenses properly chargeable to the Trust.

INFORMATION ABOUT
BOAZ ENERGY II, LLC

Business and Properties of Boaz Energy

Boaz Energy II, LLC ("Boaz Energy") is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. Boaz Energy was formed by members of its management and an affiliate of NGP Energy Capital Management ("NGP") on September 20, 2013. Boaz Energy acquired certain properties located in the Permian Basin (the "Underlying Properties") through three separate transactions and organic leasing activities. Substantially all of the assets of Boaz Energy are included in the Underlying Properties.

As of December 31, 2017, Boaz Energy held interests in approximately 601 gross (481 net) producing wells, and its proved reserves were approximately 16.6 MMBoe. As of December 31, 2017, approximately 93% of the net production attributable to the Underlying Properties was operated by Boaz Energy.

After giving pro forma effect to the conveyance of the net profits interest (the "Net Profits Interest") to the trust, the offering of the trust units contemplated by this prospectus and the application of the net proceeds as described in "Use of Proceeds," as of December 31, 2017, Boaz Energy would have had total assets of $120.9 million, total liabilities of $12.9 million and no outstanding debt. For an explanation of the pro forma adjustments, please read "Financial Statements of Boaz Energy — Unaudited Pro Forma Financial Statements — Introduction."

The trust units do not represent interests in, or obligations of, Boaz Energy.

Management of Boaz Energy

Set forth in the table below are the names, ages and titles of the managers and executive officers of Boaz Energy.

Name	Age	Title
Marshall J. Eves	37	Chief Executive Officer and Manager
Karan E. Eves	36	President and Manager
David W. Hayes	43	Manager
Tony R. Weber	55	Manager
Scott A. Gieselman	54	Manager

Marshall J. Eves has served as Chief Executive Officer and as a member of the board of managers of Boaz Energy since September 2013. Mr. Eves served as an Executive Vice President of Stanolind Oil and Gas LP, an independent oil and gas company in the Permian Basin from September 2008 until substantially all of its assets were acquired by Memorial Production Operating LLC in September 2013. Prior to Stanolind Oil and Gas LP, Mr. Eves served as an operations manager for H&M Resources, LLC, from September 2007 to September 2008 and as an engineer for Pioneer Natural Resources Company from 2004 to 2007. Mr. Eves is the spouse of Karan E. Eves, the President and a member of the board of managers of Boaz Energy. Mr. Eves earned a B.S. in Petroleum Engineering and a B.S. in Geophysics from Texas Tech University in 2004.

The board of managers believes that Mr. Eves's experience as Chief Executive Officer of Boaz Energy and familiarity with the Permian Basin, as well as his extensive knowledge of the upstream oil and gas industry make him a valuable member of the Boaz Energy board of managers.

Karan E. Eves has served as President and as a member of the board of managers of Boaz Energy since September 2013. Ms. Eves served as President and Chief Executive Officer of Boaz Energy, LLC, an exploration and production company from July 2011 until it was acquired by Memorial Production Operating LLC in September 2013. From April 2010 to July 2011, Ms. Eves served as President and Chief

January 1, 2017, in the case of pro forma statement of operations data for the year ended December 31, 2017.

	Historical		Pro Forma
	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2017
		(In thousands)	
			(Unaudited)
Revenues:			
Oil and gas revenue	$ 17,565	$ 31,754	$ 22,106
Total revenues	$ 17,565	$ 31,754	$ 22,106
Expenses:			
Lease operating expense	$ 7,636	$ 10,171	$ 8,289
Severance taxes	734	1,418	619
Dry hole and abandonment	—	648	648
Depreciation, depletion, and amortization	5,050	8,066	6,064
Impairment of oil and gas properties	—	2,896	2,896
General and administrative	2,868	2,688	2,688
Accretion of asset retirement obligation	530	534	547
Other expenses	537	1,905	1,905
Management fees	119	126	126
Total expenses	$ 17,475	$ 28,451	$ 23,782
Income (loss) from operations	90	3,303	(1,676)
Other income (expense):			
Gain (loss) on sale of oil and gas property	140	(569)	(569)
Gain on sale of assets (rolling stock)	8	—	—
Interest expense	(983)	(1,809)	(85)
Gain (loss) on commodity price hedging contracts	(5,433)	(3,327)	(3,327)
Total other expense	(6,268)	(5,705)	(3,981)
Net loss	$ (6,178)	$ (2,402)	$ (5,657)
Total assets (at period end)	$119,476	$144,880	$120,944
Revolving credit facility (at period end)	$36,000	$ 59,800	$ —
Total liabilities (at period end)	$ 53,232	$ 81,038	$ 12,914
Members' equity (at period end)	$ 66,244	$ 63,842	$108,030

Management's Discussion and Analysis of Financial Condition and Results of Operations of Boaz Energy

You should read the following discussion of the financial condition and results of operations of Boaz Energy in conjunction with the historical consolidated financial statements and related notes included elsewhere in this prospectus.

The following table summarizes the historical results of hedging activities for Boaz Energy for the year ended December 31, 2016:

	Year Ended December 31, 2016
	Boaz Energy
Average realized prices before effects of hedges:	
Oil (Bbl)	$ 41.53
Natural gas (Mcf)	$ 2.77
Average realized prices after effects of hedges:	
Oil (Bbl)	$ 49.47
Natural gas (Mcf)	$ 2.96

The following table sets forth the cash settlements and noncash fair value adjustments for derivative instruments for the years ended December 31, 2016 and 2017, which is presented as realized and unrealized loss on commodity price hedging contracts in the accompanying consolidated statements of operations:

	Year Ended December 31,	
	2017	2016
Oil and gas derivatives:		
Cash receipts and (payments), upon settlement, net	$ (651,166)	$ 3,422,792
Accrued receipts	(524,864)	(344,493)
Fair value adjustment loss	(2,151,300)	(8,511,532)
Loss on commodity price hedging contracts	$(3,327,330)	$(5,433,233)

In connection with this offering, Boaz Energy is restructuring its derivative arrangements by terminating all of its existing derivative contracts and entering into put option contracts covering approximately 100% of expected oil production attributable to the Net Profits Interest, based on the reserve report, during the remainder of 2018 and 76% of such production during 2019. Boaz Energy expects to incur approximately $12.3 million of termination payments and premiums in connection with this restructuring of its derivative contracts.

Results of Operations

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

Revenues. Revenues increased to $31.8 million for the year ended December 31, 2017 from $17.6 million for the year ended December 31, 2016. This increase in revenues was the result of higher production volumes of 261.8 MBoe from additional drilling, successful results from the development program and a full year of production from the Memorial Underlying Properties, along with an increase of $6.46 per Boe in average realized sales price in 2017 relative to 2016.

Lease operating expenses. LOE increased to $10.2 million for the year ended December 31, 2017 from $7.6 million for the year ended December 31, 2016, primarily due to LOE associated with increased production volumes and properties acquired in the Memorial Acquisition. On a per unit basis, LOE decreased in 2017 relative to 2016.

The following table sets forth Boaz Energy's outstanding crude oil and natural gas derivative contracts based on NYMEX — WTI or NYMEX — Henry Hub, respectively, as of December 31, 2017:

Period	Contract type	Index	Notional amount(1)	Swaps Weighted average fixed price
Crude Oil				
2018	Swap	NYMEX WTI	39,000	$49.490
2019	Swap	NYMEX WTI	33,000	$49.800
Natural Gas				
2018	Swap	HENRY HUB	10,000	$ 2.925

(1)   In Bbls per month for oil and Mcf per month for natural gas.

Period	Contract type	Index	Bbls per month	Floor	Ceiling
2018	Collar	NYMEX WTI	5,000.00	$45.00	$55.90

As of December 31, 2017, the fair market value of Boaz Energy's oil and natural gas derivative contracts was a net liability of $7.2 million. As of December 31, 2017, the fair market value of Boaz Energy's oil derivative contracts was a net liability of $7.2 million. Based on Boaz Energy's open oil derivative positions at December 31, 2017, a 10% increase in the NYMEX WTI price would increase its net oil derivative liability by approximately $4.2 million. As of December 31, 2017, the fair market value of Boaz Energy's natural gas derivative contracts was a net asset of $11,000. Based on Boaz Energy's open natural gas derivative positions at December 31, 2017, a 10% increase in the NYMEX Henry Hub price would decrease its net natural gas derivative asset by approximately $32,000. Please read "— Management's Discussion and Analysis of Financial Condition and Results of Operations of Boaz Energy — Derivative Arrangements."

In connection with this offering, Boaz Energy is restructuring its derivative arrangements by terminating all of its existing derivative contracts and entering into put option contracts covering approximately 100% of expected oil production attributable to the Net Profits Interest, based on the reserve report, during the remainder of 2018 and 76% of such production during 2019. Boaz Energy expects to incur approximately $12.3 million of termination payments and premiums in connection with this restructuring of its derivative contracts.

Counterparty Risk

Boaz Energy's derivative contracts expose Boaz Energy to credit risk in the event of nonperformance by counterparties. While Boaz Energy does not require its counterparties to its derivative contracts to post collateral, Boaz Energy does evaluate the credit standing of such counterparties as Boaz Energy deems appropriate. This evaluation includes reviewing a counterparty's credit rating and latest financial information. Boaz Energy plans to continue to evaluate the credit standings of its counterparties in a similar manner. The majority of Boaz Energy's derivative contracts currently in place are with lenders under Boaz Energy's Revolving Credit Agreement, each of whom has an investment grade rating.

Interest Rate Risk

At December 31, 2017, Boaz Energy had debt outstanding under its revolving credit facility of $59.8 million. The weighted average annual interest rate under the revolving credit facility for the year

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
Consolidated Balance Sheets

	December 31,	
	2017	**2016**
Assets		
Current assets:		
Cash	$ 2,086,034	$ 1,024,388
Accounts receivable	4,634,102	3,875,703
Prepaid expenses	323,868	376,427
Total current assets	7,044,004	5,276,518
Property, plant and equipment:		
Oil and gas properties, successful efforts method	160,822,804	134,203,581
Accumulated depreciation, depletion, and amortization	(23,896,599)	(20,557,442)
Total oil and gas properties	136,926,205	113,646,139
Other property and equipment, net of accumulated depreciation of $236,546 and $125,436, respectively, at December 31, 2017 and 2016	412,682	401,388
Other noncurrent assets:		
Deferred financing costs, net of accumulated amortization of $201,409 and $116,670, respectively, at December 31, 2017 and 2016	497,091	151,830
Total assets	$144,879,982	$ 119,475,875
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 4,452,431	$ 2,591,426
Accrued and other liabilities	3,543,154	2,813,539
Commodity price hedging contracts — current	4,838,986	2,814,962
Total current liabilities	12,834,571	8,219,927
Noncurrent liabilities:		
Asset retirement obligation	6,070,186	6,805,591
Line of credit	59,800,000	36,000,000
Commodity price hedging contracts — noncurrent	2,333,327	2,206,050
Total liabilities	81,038,084	53,231,568
Members' equity	63,841,899	66,244,307
Total liabilities and members' equity	$144,879,982	$ 119,475,875

See accompanying notes to consolidated financial statements.

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
Consolidated Statements of Operations

| | Year Ended December 31, | |
	2017	2016
Revenues:		
Oil and gas revenue	$31,753,934	$17,565,184
Expenses:		
Lease operating expense	10,170,699	7,636,126
Severance taxes	1,418,050	733,562
Dry hole and abandonment	648,391	—
Depreciation, depletion, and amortization	8,066,055	5,050,308
Impairment of oil and gas properties	2,895,660	—
General and administrative	2,687,652	2,868,401
Accretion of asset retirement obligation	533,654	530,282
Other expenses	1,905,026	537,160
Management fees	125,649	119,250
Total expenses	28,450,836	17,475,089
Income from operations	3,303,098	90,095
Other income (expense):		
Gain (loss) on sale of oil and gas property, net	(568,879)	140,424
Gain on sale of assets (rolling stock)	—	7,700
Interest expense	(1,809,296)	(983,248)
Gain (loss) on commodity price hedging contracts	(3,327,330)	(5,433,233)
Total other expense	(5,705,506)	(6,268,357)
Net loss	$(2,402,408)	$(6,178,262)

See accompanying notes to consolidated financial statements.

BOAZ ENERGY F-4

BOAZ ENERGY II, LLC

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

      Boaz Energy II, LLC ("Boaz Energy") is a Delaware limited liability company formed on September 20, 2013 and is the sponsor of PermRock Royalty Trust, a Delaware statutory trust (the "Trust"). Immediately prior to the closing of this offering, Boaz Energy will convey a net profits interest (the "Net Profits Interest") which represents the right to receive 80% of the net profits from the sale of oil and natural gas production from certain properties located in the Permian Basin held by Boaz Energy as of the date of the conveyance (the "the Underlying Properties") to the Trust. Boaz Energy expects to use the net proceeds of this offering as set forth in "Use of Proceeds."

      The following unaudited pro forma financial statements of Boaz Energy have been prepared to illustrate: (i) the acquisition by Boaz Energy of certain properties in Crane County, Texas (the "Crane County Underlying Properties"), (ii) the conveyance of the Net Profits Interest to the Trust, and (iii) this offering and the use of net proceeds therefrom. The unaudited pro forma balance sheet as of December 31, 2017 gives effect to the conveyance of the Net Profits Interest and this offering and the use of net proceeds therefrom, as if each occurred on such date. The unaudited pro forma statement of operations for the year ended December 31, 2017 gives effect to the acquisition of the Crane County Underlying Properties, the conveyance of the Net Profits Interest and this offering and the use of net proceeds therefrom, as if each occurred on January 1, 2017, reflecting only pro forma adjustments expected to have a continuing impact on the combined results.

      These unaudited pro forma financial statements are for informational purposes only. They do not purport to present the results that would have actually occurred had the acquisition of the Crane County Underlying Properties, the conveyance of the Net Profits Interest and this offering and the use of net proceeds therefrom, been completed on the assumed date or for the period presented. Moreover, they do not purport to project Boaz Energy's financial position or results of operations for any future date or period.

      To produce the pro forma financial statements, Boaz Energy's management made certain estimates. These estimates are based on the most recently available information. To the extent there are significant changes in these amounts, the assumptions and estimates herein could change significantly. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes to such unaudited pro forma financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Boaz Energy" and the audited historical financial statements of Boaz Energy included in this prospectus and elsewhere in the registration statement.

BOAZ ENERGY
UNAUDITED PRO FORMA BALANCE SHEET
(in thousands)

	December 31, 2017		
	Historical	**Offering Adjustments**	**Pro Forma As Adjusted**
Assets			
Current assets:			
Cash	$ 2,086,034	$ 14,759,687(b)	$ 16,845,721
Accounts receivable	4,634,102		4,634,102
Prepaid expenses	323,868		323,868
Total current assets	7,044,004	14,759,687	21,803,691
Oil and gas properties, successful efforts method:			
Proved properties, net of accumulated impairment ..	160,822,804	(43,762,545)(c)	117,060,259
Accumulated depreciation, depletion, and amortization	(23,896,599)	5,066,726(c)	(18,829,873)
Total oil and gas properties	136,926,205	(38,695,819)	98,230,386
Other noncurrent assets:			
Other property and equipment, net of accumulated depreciation...............................	412,682		412,682
Deferred financing costs, net of accumulated amortization	497,091		497,091
Total assets	$144,879,982	$ (23,936,132)	$120,943,850
Liabilities and members' equity			
Current liabilities:			
Accounts payable	$ 4,452,431	$	$ 4,452,431
Accrued and other liabilities	3,543,154		3,543,154
Commodity price hedging contract — current	4,838,986	(4,838,986)(b)	—
Total current liabilities	12,834,571	(4,838,986)	7,995,585
Noncurrent liabilities:			
Asset retirement obligation	6,070,186	(1,151,538)	4,918,648
Line of credit................................	59,800,000	(59,800,000)(b)	—
Commodity price hedging contract — noncurrent ...	2,333,327	(2,333,327)(b)	—
Total liabilities.............................	81,038,084	(68,123,850)	12,914,233
Members' equity	63,841,899		108,029,617
		75,055,718(d)	
		(30,868,000)(b)	
Total liabilities and members' equity	$144,879,982	$ (23,936,132)	$120,943,850

The accompanying notes are an integral part of these unaudited pro forma financial statements.

BOAZ ENERGY
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
(in thousands)

| | Year Ended December 31, 2017 | | | |
	Boaz Energy	Crane County Acquisition	Offering Adjustments	Pro Forma
Revenues:				
Oil and gas revenue				
Total revenues	$ 31,753,934	$2,667,930	$(12,316,170)(f)	$22,105,694
Expenses:				
Lease operating expenses	10,170,699	566,845	(2,447,838)(f)	8,289,706
Severance taxes	1,418,050	151,065	(949,823)(f)	619,292
Dry hole and abandonment	648,391	—	—	648,391
Depreciation, depletion, and amortization	8,066,055	539,763	(2,541,689)(g)	6,064,129
Impairment of oil and gas properties . . .	2,895,660	—	—	2,895,660
General and administrative	2,687,652	—	—	2,687,652
Accretion of asset retirement obligation	533,654	13,070	—	546,724
Other expenses	1,905,026	—	—	1,905,026
Management fees	125,649	—	—	125,649
Total expenses	28,450,836	1,270,743	(5,939,350)	23,782,229
Income from operations	3,303,098	1,397,187	(6,376,820)	(1,676,535)
Other income (expense):				
Gain (loss) on sale of property	(568,879)	—	—	(568,879)
Interest expense	(1,809,296)	—	1,724,558(h)	(84,738)
Gain (loss) on commodity price hedging contracts	(3,327,330)	—	—	(3,327,330)
Total other expense	(5,705,506)	—	1,724,558	(3,980,948)
Net loss	$ (2,402,408)	$ 1,397,187	$ (4,652,262)	$ (5,657,483)

The accompanying notes are an integral part of these unaudited pro forma financial statements.

BOAZ ENERGY II, LLC
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

Boaz Energy will convey the Net Profits Interest to the Trust, which entitles the Trust to receive 80% of the net profits attributable to Boaz Energy's interest from the sale of oil and natural gas production from the Underlying Properties.

In exchange for the conveyance of the Net Profits Interest, Boaz Energy will receive 12,165,732 trust units. The unaudited pro forma balance sheet assumes Boaz Energy will sell 6,250,000 of the trust units at $20.00 per trust unit and will incur estimated direct transaction costs of approximately $19,572,313 million (comprised of SEC, listing exchange, underwriter, legal, accounting, trustee and other fees and termination payments in connection with restructuring its commodity hedges).

Boaz Energy will recognize a gain on the sale of the units representing the difference between the net proceeds of the offering and the historical cost of the conveyed properties.

The net proceeds of the offering will be used to repay in full the outstanding borrowings under Boaz Energy's revolving credit facility, to make required termination payments and purchase premiums in connection with restructuring its commodity hedges in connection with this offering, for general company purposes, including to fund its development expenditures, and to make a distribution to its members.

2. Pro Forma Adjustments

Pro Forma adjustments are necessary to reflect the acquisition of the Crane County Underlying Properties (Acquired Assets), the conveyance of the Net Profits Interest to the Trust and this offering and the use of proceeds therefrom. The pro forma adjustments included in the unaudited pro forma financial statements are as follows:

(a) Pro forma adjustments record the effects of the acquisition of the Crane County Underlying Properties as if such acquisition occurred on January 1, 2017, in the case of the unaudited pro forma statement of operations.

On December 14, 2017, Boaz Energy closed the acquisition of the Crane County Underlying Properties for $7.2 million after preliminary closing adjustments. The acquisition was funded with borrowings under Boaz Energy's revolving credit facility. This acquisition is included in the historical audited consolidated balance sheet of Boaz Energy as of December 31, 2017.

(b) The pro forma adjustments included in the unaudited pro forma balance sheet are as follows:

Gross cash proceeds from the sale of trust units	125,000,000
Repayment of outstanding borrowings on revolving credit facility	(59,800,000)
Hedge termination payments	(7,172,313)
Distribution to members of Boaz Energy	(30,868,000)
Payment of underwriting discount, structuring fee and other offering expenses	(12,400,000)
Cash proceeds remaining	$ 14,759,687

Boaz Energy will make an estimated distribution to its members in connection with the formation of the Trust.

(c)   Reduction of oil and natural gas properties due to conveyance of Net Profits Interest:

Historical cost of Underlying Properties	$107,261,139
Less: Asset retirement obligations	2,822,394
Property to be conveyed to the Trust	104,438,745
Multiplied by percentage allocable to Net Profits Interest	80%
Historical cost of oil and natural gas properties to be conveyed to the Trust	83,550,996
Multiplied by portion of trust units sold to the public	51%
Reduction of oil and natural gas proved properties due to conveyance of Net Profits Interest to the Trust	$ 42,661,008
Accumulated depletion, depreciation, and amortization of Underlying Properties	$ 12,418,447
Multiplied by percentage allocable to Net Profits Interest	80%
Accumulated depletion, depreciation and amortization of oil and natural gas properties to be conveyed to the Trust	9,934,758
Multiplied by portion of trust units sold to the public	51%
Reduction of accumulated, depletion, depreciation, and amortization due to conveyance of Net Profits Interest to the Trust	$ 5,066,726

The gain on sale of units has been excluded from the unaudited pro forma statements of operations as the item is non-recurring.

The pro forma adjustments included in the unaudited pro forma statements of operations are as follows:

(d)   For the Acquired Assets, depletion, depreciation, and amortization expense was recorded based on units of production utilizing an estimated unit rate based on proved reserves.

Gain on sale of Net Profits Interest calculated as follows:	
Gross cash proceeds from the sale of trust units	$125,000,000
Less: Net book value of conveyed Net Profits Interest	(73,616,238)
Plus: Boaz Sponsor retained interest in trust units (49%)	36,071,956
Payment of underwriting discounts, structuring fees and other offering expenses	(12,400,000)
Gain on sale of units	$ 75,055,718

(e) Pro forma adjustments were recorded for accretion expense of asset retirement obligations of the Acquired Properties for the year ended December 31, 2017.

	Year Ended December 31, 2017	
	Underlying Properties	**Portion of the Underlying Properties sold to Public Unitholders**
(f) Pro forma adjustment of revenues and direct operating costs of the Underlying properties to be conveyed in the Net Profits Interest		
Revenues of the Underlying Properties:		
Total oil and gas revenues	30,186,690	12,316,170
Direct operating expenses of the Underlying Properties:		
Lease operating expenses	5,999,602	2,447,838
Severance and ad valorem taxes	2,327,998	949,823
Total direct operating expenses	8,327,600	3,397,661
Revenues in excess of direct operating expenses	$21,859,090	$ 8,918,509

(g) Reduce depreciation on assets conveyed to Trust.

(h) Interest expense adjustments reflect repayment of the borrowings under the revolving credit facility for the acquisition of the Crane County Underlying Properties and the repayment in full of outstanding borrowings as of the beginning of the period with proceeds from the offering of trust units. For the year ended December 31, 2017, Boaz Energy's weighted average interest rate was approximately 3.57%.

You should rely only on the information contained in this prospectus or in any free writing prospectus Boaz Energy and the trust may authorize to be delivered to you. Until   , 2018 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in the trust units, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

6,250,000 Trust Units



_____

Prospectus

_____

, 2018

Wells Fargo Securities

Goldman Sachs & Co. LLC

UBS Investment Bank

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority ("FINRA") filing and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 18,792
FINRA filing fee	19,250
NYSE listing fee	98,000
Printing and engraving expenses	300,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	860,000
Transfer agent and registrar fees	6,800
Trustee fees and expenses	286,000
Miscellaneous	61,158
Total	$ 3,650,000

Item 14. Indemnification of Directors and Officers.

The trust agreement provides that the trustee and its officers, agents and employees shall be indemnified from the assets of the trust against and from any and all liabilities, expenses, claims, damages or loss incurred by it individually or as trustee in the administration of the trust and the trust assets, including, without limitation, any liability, expenses, claims, damages or loss arising out of or in connection with any liability under environmental laws, or in the doing of any act done or performed or omission occurring on account of it being trustee or acting in such capacity, except such liability, expense, claims, damages or loss as to which it is liable under the trust agreement. In this regard, the trustee shall be liable only for its own fraud, gross negligence or willful misconduct and shall not be liable for any act or omission of any agent or employee unless the trustee has acted in bad faith or with gross negligence in the selection and retention of such agent or employee. The trustee is entitled to indemnification from the assets of the trust and shall have a lien on the assets of the trust to secure it for the foregoing indemnification.

Under Boaz Energy's operating agreement and subject to specified limitations, Boaz Energy's officers, managers, members and their affiliates, and their partners, officers, directors, employees and agents, are not liable, responsible or accountable in damages or otherwise to Boaz Energy or the other members for, and Boaz Energy has agreed to indemnify to the maximum extent permitted under the Delaware Limited Liability Company Act and save harmless Boaz Energy's officers, managers, members and their affiliates, and their partners, officers, directors, employees and agents from all liabilities (including payment or reimbursement of expenses incurred in connection with the appearance as a witness or other participation in a proceeding involving or affecting Boaz Energy at a time when such witness or participant is not a named defendant or respondent in the proceeding) for which indemnification is permitted under the Delaware Limited Liability Company Act. Subject to any terms, conditions or restrictions set forth in Boaz Energy's operating agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever. Reference is made to the Underwriting Agreement to be filed as an exhibit to this registration statement, which provides for the indemnification of Boaz Energy, its managers and officers and any person who controls Boaz Energy, including indemnification for liabilities under the Securities Act.